NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 13, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on January 31, 2023, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Micro Focus International plc and OpenText UK Holding Limited, a wholly-owned subsidiary of OpenText Corporation, became effective before market open on January 31, 2023. Each share of Micro Focus American Depositary Shares (each representing one Ordinary Share) ("Micro Focus ADS") was entitled to receive the US Dollars equivalent of 532 pence per Micro Focus ADS (less any fees and expenses of the Depositary in connection with the currency conversion, cancellation of the Micro Focus ADSs and distribution of cash proceeds in connection with the Micro Focus Shares underlying each Micro Focus ADS, in each case in accordance with, and subject to, the terms of the Deposit Agreement). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on January 31, 2023.